

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	Deal Name: Residential Accredit Loans Inc, 2007-QO4
2. Factor Summary	Asset Type: Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	Closing Date: 05/30/2007
	First Distribution Date: 06/25/2007
5. Other Income Detail	
	Determination Date: 06/21/2007
6. Interest Shortfalls, Compensation and Expenses	Distribution Date: 06/25/2007
	Record Date:
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry: 06/22/2007
	Definitive: 05/31/2007
8. Collateral Summary	
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	Trustee: Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone: 714-247-6000
13. Losses and Recoveries	GMAC-RFC
14. Credit Enhancement Report	Bond Administrator: Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	Telephone: 818-260-1628
16. Overcollateralization Summary	Pool(s) : 40528
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	



GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO4

June 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74923LAA0	125,568,000.00	125,568,000.00	5.52000000	715,513.01	500,597.76	1,216,110.77	0.00	0.00	0.00	124,852,486.99
A-1-A	74923LAB8	146,700,000.00	146,700,000.00	5.51000000	835,927.62	583,784.50	1,419,712.12	0.00	0.00	0.00	145,864,072.38
A-2	74923LAC6	113,445,000.00	113,445,000.00	5.58000000	646,433.60	457,183.35	1,103,616.95	0.00	0.00	0.00	112,798,566.40
A-3	74923LAD4	68,067,000.00	68,067,000.00	5.62000000	387,860.16	276,276.39	664,136.55	0.00	0.00	0.00	67,679,139.84
M-1	74923LAE2	15,075,000.00	15,075,000.00	5.77000000	0.00	62,820.88	62,820.88	0.00	0.00	0.00	15,075,000.00
M-2	74923LAF9	10,986,000.00	10,986,000.00	5.87000000	0.00	46,574.54	46,574.54	0.00	0.00	0.00	10,986,000.00
M-3	74923LAG7	2,556,000.00	2,556,000.00	6.17000000	0.00	11,389.82	11,389.82	0.00	0.00	0.00	2,556,000.00
M-4	74923LAH5	7,409,000.00	7,409,000.00	6.47000000	0.00	34,620.61	34,620.61	0.00	0.00	0.00	7,409,000.00
M-5	74923LAJ1	2,555,000.00	2,555,000.00	6.67000000	0.00	12,308.00	12,308.00	0.00	0.00	0.00	2,555,000.00
M-6	74923LAK8	2,555,000.00	2,555,000.00	7.02000000	0.00	12,953.85	12,953.85	0.00	0.00	0.00	2,555,000.00
M-7	74923LAL6	2,811,000.00	2,811,000.00	7.32000000	0.00	14,860.82	14,860.82	0.00	0.00	0.00	2,811,000.00
M-8	74923LAM4	2,555,000.00	2,555,000.00	7.32000000	0.00	13,507.43	13,507.43	0.00	0.00	0.00	2,555,000.00
M-9	74923LAN2	2,555,000.00	2,555,000.00	7.32000000	0.00	13,507.43	13,507.43	0.00	0.00	0.00	2,555,000.00
SB	74923LAS1	8,176,829.44	8,176,829.44	0.00000000	608.17	1,234,761.45	1,235,369.62	0.00	0.00	0.00	8,176,221.27
R-I	74923LAP7	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74923LAQ5	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74923LAR3	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**511,013,829.44**	**511,013,829.44**		**2,586,342.56**	**3,275,146.83**	**5,861,489.39**	**0.00**	**0.00**	**0.00**	**508,427,486.88**



2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923LAA0	1,000.00000000	5.69821141	3.98666667	9.68487807	0.00000000	0.00000000	994.30178859
A-1-A	74923LAB8	1,000.00000000	5.69821145	3.97944444	9.67765590	0.00000000	0.00000000	994.30178855
A-2	74923LAC6	1,000.00000000	5.69821147	4.03000000	9.72821147	0.00000000	0.00000000	994.30178853
A-3	74923LAD4	1,000.00000000	5.69821147	4.05888889	9.75710036	0.00000000	0.00000000	994.30178853
M-1	74923LAE2	1,000.00000000	0.00000000	4.16722255	4.16722255	0.00000000	0.00000000	1,000.00000000
M-2	74923LAF9	1,000.00000000	0.00000000	4.23944475	4.23944475	0.00000000	0.00000000	1,000.00000000
M-3	74923LAG7	1,000.00000000	0.00000000	4.45611111	4.45611111	0.00000000	0.00000000	1,000.00000000
M-4	74923LAH5	1,000.00000000	0.00000000	4.67277770	4.67277770	0.00000000	0.00000000	1,000.00000000
M-5	74923LAJ1	1,000.00000000	0.00000000	4.81722114	4.81722114	0.00000000	0.00000000	1,000.00000000
M-6	74923LAK8	1,000.00000000	0.00000000	5.07000000	5.07000000	0.00000000	0.00000000	1,000.00000000
M-7	74923LAL6	1,000.00000000	0.00000000	5.28666667	5.28666667	0.00000000	0.00000000	1,000.00000000
M-8	74923LAM4	1,000.00000000	0.00000000	5.28666536	5.28666536	0.00000000	0.00000000	1,000.00000000
M-9	74923LAN2	1,000.00000000	0.00000000	5.28666536	5.28666536	0.00000000	0.00000000	1,000.00000000
SB [1]	74923LAS1							
R-I	74923LAP7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74923LAQ5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74923LAR3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	99.49388013%



4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	05/30/2007	06/24/2007	Actual/360	125,568,000.00	5.52000000	500,597.76	0.00	0.00	0.00	0.00	500,597.76	0.00
A-1-A	05/30/2007	06/24/2007	Actual/360	146,700,000.00	5.51000000	583,784.50	0.00	0.00	0.00	0.00	583,784.50	0.00
A-2	05/30/2007	06/24/2007	Actual/360	113,445,000.00	5.58000000	457,183.35	0.00	0.00	0.00	0.00	457,183.35	0.00
A-3	05/30/2007	06/24/2007	Actual/360	68,067,000.00	5.62000000	276,276.39	0.00	0.00	0.00	0.00	276,276.39	0.00
M-1	05/30/2007	06/24/2007	Actual/360	15,075,000.00	5.77000000	62,820.88	0.00	0.00	0.00	0.00	62,820.88	0.00
M-2	05/30/2007	06/24/2007	Actual/360	10,986,000.00	5.87000000	46,574.54	0.00	0.00	0.00	0.00	46,574.54	0.00
M-3	05/30/2007	06/24/2007	Actual/360	2,556,000.00	6.17000000	11,389.82	0.00	0.00	0.00	0.00	11,389.82	0.00
M-4	05/30/2007	06/24/2007	Actual/360	7,409,000.00	6.47000000	34,620.61	0.00	0.00	0.00	0.00	34,620.61	0.00
M-5	05/30/2007	06/24/2007	Actual/360	2,555,000.00	6.67000000	12,308.00	0.00	0.00	0.00	0.00	12,308.00	0.00
M-6	05/30/2007	06/24/2007	Actual/360	2,555,000.00	7.02000000	12,953.85	0.00	0.00	0.00	0.00	12,953.85	0.00
M-7	05/30/2007	06/24/2007	Actual/360	2,811,000.00	7.32000000	14,860.82	0.00	0.00	0.00	0.00	14,860.82	0.00
M-8	05/30/2007	06/24/2007	Actual/360	2,555,000.00	7.32000000	13,507.43	0.00	0.00	0.00	0.00	13,507.43	0.00
M-9	05/30/2007	06/24/2007	Actual/360	2,555,000.00	7.32000000	13,507.43	0.00	0.00	0.00	0.00	13,507.43	0.00
SB	05/01/2007	05/31/2007	30/360	8,176,829.44	0.00000000	0.00	0.00	0.00	0.00	1,234,761.45	1,234,761.45	0.00
Deal Totals				**511,013,829.44**		**2,040,385.38**	**0.00**	**0.00**	**0.00**	**1,234,761.45**	**3,275,146.83**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, A-1-A, M-9, M-7, M-5, M-3, M-1

Net Deferred Interest Amount: $0.00


5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	62,606.68	1,172,762.94	1,235,369.62
Deal Totals	**62,606.68**	**1,172,762.94**	**1,235,369.62**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**4,558.22**	**4,558.22**	**0.00**	**0**	**0.00**	**159,703.08**	**17,391.08**	**61,730.82**	**0.00**	**0.00**	**0.00**


7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A-1-A	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	A-1-0.00
A-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	A-0.00
A-3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	A-0.00
M-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-3.00
M-4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-4.00
M-5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-5.00
M-6	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-6.00
M-7	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-7.00
M-8	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-8.00
M-9	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-9.00
SB	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	SB.00
R-I	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	R-I.00
R-II	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	R-II.00
R-X	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	R-X.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**



8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	1,414	1,414	N/A	294	10	0	0	0	1,404
	Balance/Amount	511,013,829.44	511,013,829.44	-1,730,543.65	102,195.79	4,214,690.41	N/A	0.00	0.00	508,427,486.89

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.96892144	8.18231132	399.13	398.49	7.54392144	7.75731132	7.54392144	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	9.65%				9.65%

Net WAC Cap Rate: 8.70452474%

Available Funds Rate: 15.71233837%



9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,354	487,944,241.84	0	0.00	0	0.00	0	0.00	0.00	1,354	487,944,241.84
30 days	50	20,483,245.05	0	0.00	0	0.00	0	0.00	0.00	50	20,483,245.05
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,404	508,427,486.89	0	0.00	0	0.00	0	0.00	0.00	1,404	508,427,486.89
Current	96.44%	95.97%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.44%	95.97%
30 days	3.56%	4.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.56%	4.03%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%



11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	50 3.56%	20,483,245.05 4.03%
2 Months	0 0.00%	0.00 0.00%
3 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%



12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**
Deal Totals	**Capitalizations**	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**	**Count**	**Scheduled Balance**
Deal Totals	**Capitalizations**	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance



D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%				0.00 %
	Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * \ldots * (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	0.00	8,176,829.44	(608.17)	8,176,221.27	8,176,221.27



17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	3,212,540.15
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Certificate Interest Amount	2,040,385.38
(6)	Net Deferred Interest Amount	0.00
(7)	OC Reduction Amount	608.17
(8)	Excess Cashflow Prior to OC Provisions	1,172,762.94

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	1,172,762.94
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Interest Carry Forward Amount	0.00
(7)	Basis Risk Shortfall Carry-Forward Amount	0.00
(8)	Relief Act Shortfall	0.00
(9)	Unreimbursed Realized Losses	0.00
(10)	To Class SB Certificates	1,172,762.94


18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	453,780,000.00
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	1
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	11.25702900%
Specified Senior Enhancement Percent - Target value	28.00000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	0.00000000%
Senior Enhancement Delinquency Percentage - Target Value	2.81425700%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False


Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	0.20000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False


20. Comments

Comments: Credit Support Depletion Date has not occurred

Interest Carryforward Amount:
 Begin Bal. End Bal.
A-1 $0.00 $0.00
A-1-A $0.00 $0.00
A-2 $0.00 $0.00
A-3 $0.00 $0.00
M-1 $0.00 $0.00
M-2 $0.00 $0.00
M-3 $0.00 $0.00
M-4 $0.00 $0.00
M-5 $0.00 $0.00
M-6 $0.00 $0.00
M-7 $0.00 $0.00
M-8 $0.00 $0.00
M-9 $0.00 $0.00

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



GMAC RFC

Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QO4
June 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	*Amount*
Principal and Interest Payments	5,811,715.56
Prepayment Premium	62,606.68
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	4,558.22
Total Deposits	5,878,880.46
Uses of Funds	*Amount*
Transfer to Certificate Account	5,861,489.39
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	17,391.08
Derivatives Payment	0.00
Total Withdrawals	5,878,880.47
Ending Balance	0.00